SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               09 December, 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 09 December, 2005 re: Trading Statement


230/05
                                                                12 December 2005

LLOYDS TSB - TRADING UPDATE

Lloyds TSB Group plc will shortly be meeting analysts ahead of its close period for the year ending 31 December 2005. This announcement sets out the information that will be provided at those meetings.

On a comparable basis under International Financial Reporting Standards*, Lloyds TSB expects to deliver a satisfactory trading performance for the year. The Group has continued to make good progress in the delivery of its organic growth strategies. Further good progress has been made in the growth of customer assets and liabilities and, in the second half of 2005 to date, the group net interest margin has been broadly stable. This, combined with continued strong cost control, means that the Group expects to deliver revenue growth in excess of cost growth in each division. The Group's impairment charge, as a percentage of average lending, is expected to be broadly consistent with the charge of 0.63 per cent experienced in the first half of 2005. Strong credit quality in our business and corporate lending portfolios has continued to be offset, as expected, by higher impairment levels in the unsecured consumer lending portfolios. Overall, the Group expects to be in line with market expectations**.

The retail bank has continued to make progress in quality customer recruitment and customer lending and deposit growth. Mortgage lending has remained strong with asset quality remaining robust. However, against the backdrop of slower growth in consumer lending, the retail bank has experienced lower levels of growth in unsecured consumer lending, together with some further deterioration in credit quality as more customers, with higher levels of indebtedness, have experienced repayment difficulties. This will lead to an increase in the level of UK Retail Banking impairment provisions as a percentage of average lending, on a comparable basis, for the second half of 2005.

Scottish Widows has continued to make good progress in both the bancassurance and independent financial adviser channels. Bancassurance volumes, particularly unit trust/OEIC sales, have increased significantly in comparison with 2004 and continued high levels of growth have been experienced through independent financial advisers, particularly in the sale of investment and pension products. The life and pensions new business margin remains robust, reflecting further improvements in efficiency. Scottish Widows continues to be one of the most strongly capitalised life assurance companies in the UK and we intend to repatriate GBP800 million of surplus capital from Scottish Widows to the Group by the end of the year. This is in addition to the GBP200 million dividend paid to the Group in March 2005, which reflected the start of an expected regular annual dividend stream.

In General Insurance good levels of profit growth have continued, reflecting improved customer retention and continued increases in internet and telephony sales as well as further improvements in efficiency, particularly in the claims process.

In Wholesale and International Banking we continue to make excellent progress. In Business Banking and Corporate Markets in particular, we are achieving significant gains through product and relationship cross-sell and new customer acquisition. Business Banking has maintained its market leadership position in the recruitment of start-up customers, and remains a net gainer in the recruitment of customers from other banks. Overall asset quality remains very good, with levels of impairment provisions expected to remain low for the year.

The Group's capital ratios remain robust and, as anticipated, the rate of risk-weighted asset growth in the second half of 2005 is expected to be slower than the rate of growth in the first half.

In the first 10 months of 2005, the strong performance of equity markets has contributed to positive volatility relating to the insurance business of GBP306 million. This has been partly offset by adverse banking volatility, reflecting the adoption in IFRS of fair values for the Group's derivative portfolios, of GBP79 million.

Following the publication of revised annuitant mortality assumption tables by the actuarial profession's Mortality Committee, the Group is in the process of reviewing the annuitant mortality assumptions used in its life assurance businesses. While these tables are not mandatory for 2005 year-end reporting purposes, it is likely that the Group will strengthen its mortality related reserves during 2005. In addition, following the introduction of time-barring, the Group is also in the process of reviewing the estimated cost of redress payments to customers, principally relating to past sales of mortgage endowment policies. This is expected to lead to an increased provision for customer redress in the Group's 2005 accounts. The combined impact of these two items, which will be evenly split, is expected to be a charge of circa GBP300 million.

Eric Daniels, Group Chief Executive, said "We are continuing to make good progress against our objective to deliver sustained earnings growth, particularly against the backdrop of the slower consumer environment in the UK. The Group has also taken the opportunity to strengthen its reserves for annuitant mortality and customer redress provisions.

We have delivered good revenue growth throughout the Group, strong cost control has been maintained, and overall credit quality continues to remain satisfactory. As a result, the Group is on track to deliver a trading performance for 2005 which is in line with market expectations."


* Excluding the impact of prospective accounting changes relating to the implementation of IFRS. For more information see the Group's 2005 half-year results statement.

** On 9 December 2005, the consensus of analysts' forecasts for profit before tax, excluding volatility, on a full IFRS basis for the year ending
     31 December 2005 was GBP3,315 million.

2005 Results Timetable

Preliminary results announcement:                       Friday, 24 February 2006
Ex dividend date:                                       Wednesday, 8 March 2006
Dividend record date:                                   Friday, 10 March 2006
Dividend payment date:                                  Wednesday, 3 May 2006


For further information:-

Investor Relations
Michael Oliver                                          +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Media
Mary Walsh                                              +44 (0) 20 7356 2121
Director of Corporate Relations
E-mail: mary.walsh@lloydstsb.co.uk



                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     09 December, 2005